

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

<u>Via E-mail</u>
David Allinson, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020

     Re: Inovalon Holdings, Inc.
             Schedule 13E-3 filed by Inovalon Holdings, Inc.; Ocala Bidco, Inc.; Ocala
                Merger Sub, Inc.; Nordic Capital Epsilon SCA, SICAV-RAIF, on
                behalf of its compartment, Nordic Capital Epsilon SCA, SICAV-
                RAIF - Compartment 1; Keith R. Dunleavy, M.D.; Meritas Group,
                Inc.; and Cape Capital SCSp, SICAR – Inovalon Sub-Fund
             Filed September 17, 2021
             File No. 005-88742

             Preliminary Proxy Statement on Schedule 14A
             Filed September 17, 2021 by Inovalon Holdings, Inc.
             File No. 001-36841

Dear Mr. Allinson:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

<u>Preliminary Proxy Statement on Schedule 14A</u>
<u>General</u>

1. It appears that Nordic Capital Epsilon GP SARL and Mr. André Hoffmann, who separately entered into support agreements with Parent, may be deemed affiliates of the issuer and are engaged in the going-private transaction. Please include them as filing persons in the

Schedule 13E-3 along with the corresponding disclosure requirements. Alternatively, provide your legal analysis as to why they are not required to be included as filing persons.

Summary Term Sheet–Parties to the Merger, page 9

2. Explain in plain English the reason that the Rollover Stockholders entered into the Rollover Agreements and the purpose of such agreements.

Special Factors–Recommendation of the Company Board and the Special Committee; Fairness of the Merger

3. The Discussion here and in the section describing the position of the Parent Entities as to the fairness of the merger addresses the fairness of the merger to the "Public Stockholders." We note that the Public Stockholders consist of the Company's stockholders other than the Rollover Stockholders, their respective affiliates or any executive officer or director of the Company, rather than all "unaffiliated security holders" as required by Item 1014(a) of Regulation M-A. Please conform the disclosure here and throughout the proxy statement to the standards codified in Item 1014(a) by revising or supplementing the disclosure of the fairness determinations to make clear that the determination is consistently directed, as required, to unaffiliated security holders. Refer also to Rule 13e-3(a)(4), which defines the term "unaffiliated security holder."

4. Refer to comment 3 above. Item 1014(c) of Regulation M-A requires affirmative disclosure of whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. Your disclosure indicates that adoption and approval of the Merger Agreement requires majority approval by the "Public Stockholders" rather than unaffiliated security holders. Please revise your disclosure to comport with the standard set forth in Item 1014(c).

5. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii), (iv), and (v) of Instruction 2 or explain why the Board did not deem such factors material or relevant.

*   *   *

David Allinson, Esq.
Latham & Watkins LLP
October 5, 2021
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.

                                                Sincerely,

                                                /s/ Joshua Shainess

                                                Joshua Shainess
                                                Special Counsel
                                                Office of Mergers and Acquisitions